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FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER

ATTENTION: *This form must be filed in electronic format by means of the Commission's Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR part 232), except that where the issuer of the securities is not subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, this form must be filed in accordance with Securities Act Rule 144(h)(2). For assistance with EDGAR issues, please consult the EDGAR- Information for Filers webpage on SEC.gov*

1 (a) NAME OF ISSUER *(Please type or print)*	(c) S.E.C. FILE NO.	WORK LOCATION
Li-Cycle Holdings Corp.	001-40733	

1 (d) ADDRESS OF ISSUER STREET CITY	STATE	ZIP CODE	(e) TELEPHONE NO.	
			AREA CODE	NUMBER
207 Queen's Quay West, Suite 590 Toronto	ON	M5J 1A7	877	542-9253

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER
Keperra Holdings Limited	Affiliate of Timothy Johnston

INSTRUCTION: The person filing this notice should contact the issuer to obtain the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold *(See instr. 3(c))*	(d) Aggregate Market Value *(See instr. 3(d))*	(e) Number of Shares or Other Units Outstanding *(See instr. 3(e))*	(f) Approximate Date of Sale *(See instr. 3(f))* (MO. DAY YR.)	(g) Name of Each Securities Exchange *(See instr. 3(g))*
Common Shares	Canaccord Genuity LLC 2200-609 Granville Street Vancouver, BC V7Y 1H2		1,130,895(3)	$5,360,442.30(1)	22,495,754(3)	7/10/2024	NYSE

INSTRUCTIONS

1.
   (a) Name of issuer
   (b) Issuer's S.E.C. file number, if any
   (c) Issuer's address, including zip code
   (d) Issuer's telephone number, including area code
2.
   (a) Name of person for whose account the securities are to be sold
   (b) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

: 3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC1147 (07-22)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold
and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Shares	8/10/2021	Reorganization in connection with a reverse takeover transaction of the Li-Cycle Holdings Corp. (2)	(2)	1,130,895 (2)(3)	8/10/2021	(2)

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

Timothy Johnston ceased to be affiliated with the Issuer on May 31, 2024. (1) Based upon the closing price of $4.74 per Common Share of Li-Cycle Holdings Corp. (the "Issuer") on July 5, 2024. (2) As part of a reorganization in connection with a reverse takeover transaction of the Issuer, Timothy Johnston, through Keperra Holdings Limited, a corporation organized under the laws of Ontario, Canada and successor to Keperra Holdings Ltd., exchanged equity of Li-Cycle Corporation for 1,130,895 Common Shares of the Issuer. (3) All share amounts herein reflect a June 3, 2024 share consolidation of the Common Shares of the Issuer at a ratio of one post-consolidation Common Share for every eight pre-consolidation Common Shares (disclosed on the Issuer's Form 8-K filed by the Issuer on June 4, 2024).

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the amount of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

7/9/2024
DATE OF NOTICE

/s/ Timothy Johnston
(SIGNATURE)

Timothy Johnston

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)